Appendix 2A - Application for quotation of securities Appendix 2A - Application for quotation of securities 1 / 7 Announcement Summary Entity name JAMES HARDIE INDUSTRIES PLC Announcement Type New announcement Date of this announcement Wednesday August 27, 2025 The +securities to be quoted are: Total number of +securities to be quoted ASX +security code Security description Number of +securities to be quoted Issue date JHX CHESS DEPOSITARY INTERESTS 1:1 117,097 20/08/2025 Refer to next page for full details of the announcement +Securities issued under an +employee incentive scheme that are not subject to a restriction on transfer or that are to be quoted notwithstanding there is a restriction on transfer

Appendix 2A - Application for quotation of securities Appendix 2A - Application for quotation of securities 2 / 7 Part 1 - Entity and announcement details 1.1 Name of entity JAMES HARDIE INDUSTRIES PLC We (the entity named above) apply for +quotation of the following +securities and agree to the matters set out in Appendix 2A of the ASX Listing Rules. 1.2 Registered number type ARBN Registration number 097829895 1.3 ASX issuer code JHX 1.4 The announcement is 1.5 Date of this announcement 27/8/2025 New announcement

Appendix 2A - Application for quotation of securities Appendix 2A - Application for quotation of securities 3 / 7 Part 2 - Type of Issue 2.1 The +securities to be quoted are: 2.2 The +class of +securities to be quoted is: Additional +securities in a class that is already quoted on ASX ("existing class") +Securities issued under an +employee incentive scheme that are not subject to a restriction on transfer or that are to be quoted notwithstanding there is a restriction on transfer

Appendix 2A - Application for quotation of securities Appendix 2A - Application for quotation of securities 4 / 7 Part 3B - number and type of +securities to be quoted (existing class) where issue has not previously been notified to ASX in an Appendix 3B Additional +securities to be quoted in an existing class issued under an +employee incentive scheme FROM (Existing Class) ASX +security code and description JHXAK : RESTRICTED STOCK UNIT TO (Existing Class) ASX +security code and description JHX : CHESS DEPOSITARY INTERESTS 1:1 Please state the number of +securities issued under the +employee incentive scheme that are not subject to a restriction on transfer or that are to be quoted notwithstanding there is a restriction on transfer 117,097 Please provide details of a URL link for a document lodged with ASX detailing the terms of the +employee incentive scheme or a summary of the terms Refer to the 2001 Plan: https://ir.jameshardie.com.au/public/download.jsp?id=5562 Refer to the 2006 Plan: https://ir.jameshardie.com.au/public/download.jsp?id=5390 Are any of these +securities being issued to +key management personnel (KMP) or an +associate Provide details of the KMP or +associates being issued +securities Name of KMP Name of registered holder Number of +securities Erter, Aaron Same 44,253 Wilson, Rachel Same 3,574 Gadd, Sean Same 13,616 Kilcullen, Ryan Same 8,573 Beastrom, Tim Same 6,341 Liu, Joe Same 5,014 Majeed, Farhaj Same 3,170 Arneil, John Same 2,827 Claus, Christian Same 5,190 Yes

Appendix 2A - Application for quotation of securities Appendix 2A - Application for quotation of securities 5 / 7 Issue date 20/8/2025 Will the +securities to be quoted rank equally in all respects from their issue date with the existing issued +securities in that class? Issue details Number of +securities to be quoted 117,097 Are the +securities being issued for a cash consideration? In what currency is the cash consideration being paid? USD - US Dollar What is the issue price per +security? USD 0.68640000 Any other information the entity wishes to provide about the +securities to be quoted Yes Yes

Appendix 2A - Application for quotation of securities Appendix 2A - Application for quotation of securities 6 / 7 Part 4 - Issued capital following quotation Following the quotation of the +securities the subject of this application, the issued capital of the entity will comprise: The figures in parts 4.1 and 4.2 below are automatically generated and may not reflect the entity's current issued capital if other Appendix 2A, Appendix 3G or Appendix 3H forms are currently with ASX for processing. 4.1 Quoted +securities (total number of each +class of +securities quoted on ASX following the +quotation of the +securities subject of this application) ASX +security code and description Total number of +securities on issue JHX : CHESS DEPOSITARY INTERESTS 1:1 430,019,038 4.2 Unquoted +securities (total number of each +class of +securities issued but not quoted on ASX) ASX +security code and description Total number of +securities on issue JHXAK : RESTRICTED STOCK UNIT 3,970,520 JHXAM : ORDINARY SHARES 149,079,268 JHXAL : OPTION EXPIRING 03-NOV-2027 EX $33.05 269,221

Appendix 2A - Application for quotation of securities Appendix 2A - Application for quotation of securities 7 / 7 Part 5 - Other Listing Rule requirements 5.1 Are the +securities being issued under an exception in Listing Rule 7.2 and therefore the issue does not need any security holder approval under Listing Rule 7.1? 5.1a Select the number of the applicable exception in Listing Rule 7.2 13 Yes